UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP
(Translation of registrant's name into English)

23, Rue Basse
98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1.1 is the Underwriting Agreement, dated October 16, 2018, by and among Dynagas LNG Partners LP (the "Partnership") and Morgan Stanley & Co. LLC, UBS Securities LLC, and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters named in Schedule A thereto (the "Underwriters"), relating to the public offering and sale of 2,200,000 of the Partnership's 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units (the "Series B Preferred Units") and an option granted by the Partnership to the Underwriters to purchase up to an additional 330,000 Series B Preferred Units.

Attached to this Report on Form 6-K as Exhibit 3.2 is the Fourth Amended and Restated Limited Partnership Agreement of the Partnership, dated October 23, 2018.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Series B Preferred Units.
Attached to this Report on Form 6-K as Exhibit 8.1 is the opinion of Seward & Kissel LLP with respect to certain tax matters.
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release issued by the Partnership on October 16, 2018 announcing the pricing of the Partnership's public offering of 2,200,000 Series B Preferred Units.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP
(registrant)

Dated: October 23, 2018	By	/s/ Tony Lauritzen
Tony Lauritzen
Chief Executive Officer